FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated August 25, 2005, regarding the Board of Directors’ decision to authorize the issuance in the international market of bonds up to an amount of US$250,000,000.00.

Item 1

Lima, August 25, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

                                                         Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that yesterday, the Board of Directors adopted the following decision which is considered a key event:

•	Authorized the issuance in the international market of bonds up to an amount of US$250,000,000.00 (two hundred fifty million and 00/100 US Dollars), to be placed in one or more sections, considering for that effect the term and economic limits established by the Annual Obligatory Shareholders Meeting held on March 26, 2004; and delegated faculties to certain officers of the Company in order to determine the characteristics of the issue of such securities.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: September 8, 2005	By:	/s/ Julia María Morales Valentín
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.